Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State or Jurisdiction of Incorporation

First-Citizens Bank & Trust Company	North Carolina

First Citizens Housing Development, LLC	South Carolina

FCB/NC Capital Trust III	Delaware

FCB/SC Capital Trust II	Delaware

Neuse, Incorporated	North Carolina